UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON WEDNESDAY, 27 NOVEMBER 2019**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or the "Company")

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON WEDNESDAY, 27 NOVEMBER 2019

Sasol shareholders are advised that at the annual general meeting of Sasol held today, Wednesday, 27 November 2019, at the Forum, The Campus, Wanderers Building, 57 Sloane Street, Bryanston, Johannesburg, South Africa, all the resolutions tabled thereat were passed by the requisite majority of shareholders.

The audited annual financial statements of the Company, and of the Sasol group, including the reports of the directors, external auditors, audit committee and the safety, social and ethics committee for the financial year ended 30 June 2019 were presented.

Details of the results of voting at the annual general meeting are as follows:

Resolutions proposed	Total number of shares voted	Percentage shares voted*	Percentage For **	Percentage Against**	Percentage Abstained*
Ordinary Resolution 1.1: Re-election of a director in terms of clause 22.2.1 of the Company's memorandum of incorporation (MOI) - GMB Kennealy	451,500,774	71.41	86.17	13.83	2.21
Ordinary Resolution 1.2: Re-election of a director in terms of clause 22.2.1 of the Company's MOI - PJ Robertson	460,477,263	72.83	97.56	2.44	0.27
Ordinary Resolution 1.3: Re-election of a director in terms of clause 22.2.1 of the Company's MOI - P Victor	445,400,241	70.44	87.28	12.72	3.53
Ordinary Resolution 2: Election of a director in terms of clause 22.4.1 of the Company's MOI - SA Nkosi	460,705,570	72.86	92.12	7.88	0.19
Ordinary Resolution 3: Election of director in terms of clause 22.4.1 of the Company's MOI - FR Grobler	460,844,137	72.89	98.63	1.37	0.19
Ordinary Resolution 4: Election of a director in terms of clause 22.4.1 of the Company's MOI - VD Kahla	460,843,932	72.89	98.64	1.36	0.19
Ordinary Resolution 5: Appointment of PricewaterhouseCoopers Inc. Inc. as independent auditor	460,705,097	72.86	93.54	6.46	0.22
Ordinary Resolution 6.1: Appointment of audit committee member – C Beggs	381,739,891	60.37	70.68	29.32	17.32
Ordinary Resolution 6.2: Appointment of audit committee member - GMB Kennealy	382,295,012	60.46	83.26	16.74	17.20
Ordinary Resolution 6.3: Appointment of audit committee member – NNA Matyumza	382,372,134	60.47	84.63	15.37	17.18
Ordinary Resolution 6.4: Appointment of audit committee member – S Westwell	382,240,875	60.45	83.08	16.92	17.19
Ordinary Resolution 7: Non-binding advisory vote on the Company's Remuneration Policy	459,808,375	72.72	83.37	16.63	0.41

Ordinary Resolution 8: Non-binding advisory vote on the Company's Implementation Report of the Remuneration Policy	459,809,897	72.72	71.65	28.35	0.41
Special Resolution 1 – amendment of the Company's MOI	460,828,678	72.88	99.87	0.13	0.19

Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue [632 285 709] as at Friday, 15 November 2019, being the Record Date of the annual general meeting.
**Based on the total number of shares that voted at the annual general meeting, excluding abstentions.*

More than 25% of the votes exercised by shareholders, voted against the Company's Implementation Report of the Remuneration Policy at the annual general meeting. In terms of the recommendations of the King IV™ Report on Corporate Governance for South Africa, 2016 and paragraph 3.84(k) of the JSE Limited Listings Requirements, the Sasol Remuneration Committee (the Committee), on behalf of the Board, will engage with shareholders to better understand the reasons why they voted against the non-binding advisory endorsement, to enable the Committee to consider these concerns.

Accordingly, any shareholder that voted against the non-binding advisory endorsement and who would prefer to engage further with the Company, is requested to write to Feroza Syed, Chief Investor Relations Officer via email to investor.relations@sasol.com by close of business 10 January 2020, setting out any reason for voting against the non-binding advisory endorsement, and indicating whether such shareholder would be interested in participating in further engagement. The Company will determine the format of such engagement once it has a better understanding from shareholders as to the reasons for their dissenting vote.

27 November 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 November 2019

By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary